Exhibit 99.2

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (the “Trust”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net loss:

	Three months ended June 30		Six months ended June 30
(CAD millions, except per unit amounts)	2008	2007	2008	2007
Net loss as reported in the Consolidated
Statements of Operations - Canadian GAAP	$(323)	$(186)	$(245)	$(90)
Adjustments
Unit-based compensation (note (c))	(39)	(10)	(50)	(9)
Income tax effect of the above adjustment	—	—	—	—
Net and Other Comprehensive loss, U.S. GAAP, as adjusted	(362)	(196)	(295)	(99)

Net loss per trust unit
Basic	$(0.96)	$(0.82)	$(0.80)	$(0.42)
Diluted	(0.96)	(0.82)	(0.80)	(0.42)

Weighted average number of trust units outstanding (in millions)
Basic	376.2	239.0	367.9	238.0
Diluted	376.2	239.0	367.9	238.0

Retained earnings (deficit) - U.S. GAAP
Balance, beginning of the period - U.S. GAAP	$(2,236)	$(2,643)	$(1,413)	$(2,396)
Net Loss - U.S. GAAP	(362)	(196)	(295)	(99)
Change in redemption value of Trust units (note (b))	(564)	(350)	(1,072)	(452)
Distributions declared	(384)	(243)	(766)	(485)
Balance, end of period - U.S. GAAP	$(3,546)	$(3,432)	$(3,546)	(3,432)

The application of U.S. GAAP would have the following effects on the reported balance sheets:

	Canadian	U.S.
June 30, 2008 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$686	$686
Future income tax	317	317
Other	71	71
	1,074	1,074
Property, plant and equipment (note (a))	12,497	12,497
Goodwill	1,999	1,999
	14,496	14,496
	$15,570	$15,570

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$707	$707
Distributions payable	128	128
Risk management	930	930
Convertible debentures	5	5
	1,770	1,770
Long-term debt	3,683	3,683
Convertible debentures	329	329
Risk management	308	308
Asset retirement obligations	614	614
Unit rights liability (note (c))	—	84
Future income taxes	1,423	1,424
Total liabilities	8,127	8,212

Unitholders’ mezzanine equity (note (b))	—	10,904

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (b))	7,743	—
Contributed surplus (note (c))	53	—
Deficit (note (b))	(353)	(3,546)
	7,443	(3,546)
	$15,570	$15,570

	Canadian	U.S.
December 31, 2007 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$277	$277
Future income tax	45	45
Other	46	46
	368	368
Property, plant and equipment (note (a))	7,413	7,413
Goodwill	652	652
	8,065	8,065
	$8,433	$8,433

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable	$359	$359
Distributions payable	82	82
Risk management	148	148
	589	589
Long-term debt	1,943	1,943
Asset retirement obligations	413	413
Unit rights liability (note (c))	—	25
Future income taxes	918	919
Total liabilities	3,863	3,889

Unitholders’ mezzanine equity (note (b))	—	5,957

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (b))	3,877	—
Contributed surplus (note (c))	35	—
Retained earnings (deficit) (note (b))	658	(1,413)
	4,570	(1,413)
	$8,433	$8,433

The application of U.S. GAAP would have no effects on reported cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under U.S. GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date, plus the lower of cost and fair value of unproved properties. The impairment test is performed quarterly and, as elected by the Trust, recalculated seven business days prior to the filing date of the Trust’s consolidated financial statements if an impairment was indicated on the balance sheet date. If there is an impairment indicated at the balance sheet date, which no longer exists at the time of the second test, no write down is required. At June 30, 2008 and 2007, no impairment was indicated. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in 2008 or 2007.

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves as estimated by independent petroleum engineers. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves is included and the estimated equipment salvage values and the lower of cost and market of unevaluated properties is excluded. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities. Depletion and depreciation per gross equivalent barrel is calculated by converting natural gas volumes to barrels of oil equivalent (“BOE”) using a ratio of 6 mcf of natural gas to one barrel of crude oil (sulphur volumes have been excluded from the calculation).

(b) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units, which are redeemable at the option of the unitholder, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. As at June 30, 2008, the Trust reclassified $10,904 million (December 31, 2007 - $5,957 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and distributions in a period are recognized as charges to the deficit. As a result, the Trust recorded an increase of $1,072 million to deficit for the six months ended June 30, 2008 compared to an increase of $452 million for the same period of 2007.

(c) Unit-based compensation

Under U.S. GAAP, the trust unit rights liability is calculated based on the fair value of the grants, determined by the Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period.  When rights are exercised, the proceeds plus the amount recorded as a trust unit rights liability are recorded to mezzanine equity. The Trust issues units from treasury to settle unit rights exercises.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes, a difference from U.S. GAAP. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. Contributed surplus amounts are eliminated under U.S. GAAP. When rights are exercised, consideration received plus the fair value recorded in contributed surplus is transferred to unitholders’ equity. Under U.S. GAAP, for the first six months of 2008, compensation cost calculated was $50 million higher (2007 - $9 million) than compensation cost calculated under Canadian GAAP. The compensation expense for the first six months of 2008 of $71 million (2007 — $18 million) under U.S. GAAP was allocated $53 million (2007 - $13 million) to corporate employees and $18 million (2007 - $5 million) to field employees. Additionally, under U.S. GAAP, for the second quarter of 2008, compensation cost calculated was $39 million higher (2007 - $10 million) than compensation calculated under Canadian GAAP. The compensation expense for the second quarter of 2008 of $50 million (2007 - $15 million) under U.S. GAAP was allocated $37 million (2007 - $11 million) to corporate employees and $13 million (2007 - $4 million) to field employees.

A difference exists in the diluted weighted average number of trust units outstanding under U.S. GAAP as the unit-based compensation amount included as proceeds on assumed exercises of the rights is based on the fair value at each balance sheet date, compared to the fair value at only the date of grant under Canadian GAAP, leading to a change in the number of units included in the diluted calculation.

(d) Additional disclosure

The Trust presents oil and natural gas revenues and royalty amounts prior to royalties in the Consolidated Statement of Operations and Retained Earnings (Deficit). Under U.S. GAAP, these items would be combined and presented net in the Consolidated Statement of Operations and Retained Earnings (Deficit).

(e) Income Taxes

On January 1, 2007, the Trust adopted FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes” clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

As at June 30, 2008, the total amount of the Trust’s unrecognized tax benefits was approximately $10 million including $3 million of interest and penalties, which if recognized would affect the Trust’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations can occur from period to period. The amount of unrecognized tax benefits is not anticipated to significantly change within the next 12 months.

The Trust and its entities are subject to income taxation and related audits in the Canadian tax jurisdiction. The tax years from 2002 to 2007 remain open to examination in Canada.

Accounting changes

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The adoption of this statement had no material impact to the Trust.

The Trust adopted the provisions in SFAS 157 “Fair Value Measurements” for its financial assets and liabilities effective January 1, 2008.  This statement outlines fair value as the price that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement outlines a hierarchy based on input levels. Level 1 inputs are based on quoted prices in active markets that the Trust has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability.

As at June 30, 2008, the only asset or liability measured at fair value on a recurring basis was the risk management liability, which was valued using Level 2 inputs by third parties to Penn West.

Recent U.S. accounting pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement was to be applied prospectively and was to be effective for financial statements issued for fiscal years beginning after November 15, 2007. Recently, FASB issued FSP FAS 157-2 delaying the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Trust is currently assessing the impact of SFAS 157.

In December 2007, the FASB revised SFAS No. 141R, “Business Combinations”. This Statement outlines principles for the acquirer on recognizing assets and liabilities assumed in a transaction, establishes the acquisition date fair value for all assets and liabilities purchased and the requirement for additional disclosures for users of the financial statements to evaluate the business combination. The Statement is to be applied prospectively and becomes effective to business combinations at the beginning of the first annual reporting period on or after December 15, 2008. The Trust will implement this guidance on future business combinations on or after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Non Controlling Interests in Consolidated Financial Statements”. This pronouncement requires entities to report non-controlling interests as equity in the consolidated financial statements. The Statement is to be applied prospectively and becomes effective to business combinations at the beginning of the first annual reporting period on or after December 15, 2008. The Trust will implement this guidance, if applicable, on future acquisitions on or after the effective date.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This is an amendment to the previously issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement outlines additional disclosure requirements for derivative instruments and hedging activities to offer further information and transparency to users of the financial statements. The Statement is to be applied prospectively and becomes effective for financial statements issued for fiscal years and interim periods after November 15, 2008. The Trust is currently assessing the impact of SFAS 161.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This pronouncement outlines a consistent hierarchy to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles. This Statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Trust is currently assessing the impact of SFAS 162.